# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Guild Holdings Co, CIK 0001821160
CUSIP: 40172N107
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 5887 COPLEY DRIVE, SAN DIEGO, Nebraska (NE), 92111
Date of event which requires filing of this statement: 11/28/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001641921

## Reporting persons
- MCCARTHY CAPITAL MORTGAGE INVESTORS, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- M-One Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- M-One Capital Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Duffy Patrick Joseph: type of reporting person: individual (IN); citizenship or place of organization: Nebraska (NE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Guild Holdings Co
Address of issuer's principal executive offices: 5887 COPLEY DRIVE, SAN DIEGO, NEBRASKA, 92111

## Item 2. Person Filing
Name of person filing:
This Statement on Schedule 13G/A is being filed by:

(i) McCarthy Capital Mortgage Investors, LLC (MCMI) who was previously the direct holder of 40,333,019 shares of Class B Common Stock of the Issuer;

(ii) M-One Capital Management, LLC (f/k/a McCarthy Partners Management, LLC), as Manager of MCMI with voting and investment power over the shares of Class B Common Stock of the Issuer previously held by MCMI;

(iii) M-One Capital Partners, LLC (f/k/a McCarthy Partners, LLC), which manages and exclusively directs M-One Capital Management; and

(iv) Patrick J. Duffy, as the President and Managing Partner of M-One Capital Partners, LLC, who may have been deemed to exercise voting and investment control over the shares of Class B Common Stock of the Issuer previously held directly by MCMI.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons". Any disclosures herein with respect to such persons other than Reporting Persons are made on information and belief after making inquiry to the appropriate party.

On November 28, 2025, all of the outstanding shares of the Issuer were acquired in an all-cash transaction, and as of such date, MCMI (as well as the other Reporting Persons) no longer owned any shares of the Issuer.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 1601 Dodge Street, Suite 3800, Omaha, Nebraska 68102.
Citizenship: Each of the Reporting Persons that are entities are limited liability companies organized under the laws of the State of Delaware. Mr. Duffy is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The shares of Class A Common Stock of the Issuer previously reported as beneficially owned by the Reporting Persons on Schedule 13G were obtainable upon conversion of the shares of Class B Common Stock of the Issuer on a one-to-one basis at any time at the option of the holder and under certain other circumstances specified in the amended and restated certificate of incorporation of the Issuer.

Effective as of November 28, 2025, no Reporting Person has any beneficial ownership in any shares of Class A Common Stock or Class B Common Stock of the Issuer.
Percent of class: 0.00
Sole power to vote or to direct the vote: 0.00
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 0.00
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- MCCARTHY CAPITAL MORTGAGE INVESTORS, LLC: Patrick J. Duffy, President (02/12/2026)
- M-One Capital Management, LLC: Patrick J. Duffy, President (02/12/2026)
- M-One Capital Partners, LLC: Patrick J. Duffy, President (02/12/2026)
- Duffy Patrick Joseph: Patrick J. Duffy, In his personal capacity (02/12/2026)